Exhibit 99.2



INDEPENDENT ACCOUNTANTS' REPORT


To the Trustee, Credit Enhancement Provider and the Transferor of
The Dillard Master Credit Card Trust I

We have examined management's assertions, included in the accompanying representation letter dated February 7, 2003, that Dillard National Bank ("DNB") (wholly-owned subsidiary of Dillard Investment Co., Inc. (wholly-owned subsidiary of Dillard's, Inc.)) maintained effective internal control over the servicing and financial reporting procedures performed by DNB, to prevent or detect misstatements due to errors or irregularities in amounts that would be material in relation to the assets of The Dillard Master Credit Card Trust I (the "Trust") formed pursuant to the Pooling and Servicing Agreement dated August 1, 1998, as amended ("Amended Agreement"), based on `Internal Control--Integrated Framework' issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO report") as of December 31, 2002. Management is responsible for maintaining effective internal control over the servicing and financial reporting procedures provided by DNB to the Trust. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over the servicing and financial reporting procedures performed by DNB, as Servicer, under the applicable sections of the Amended Agreement, testing and evaluating the design and operating effectiveness of the internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over the servicing and financial reporting procedures performed by DNB, as Servicer, to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that DNB maintained effective internal control over the servicing and financial reporting procedures provided by DNB to the Trust as of December 31, 2002, insofar as such internal control relates to the prevention or detection of misstatements due to error or irregularities in amounts that would be material to the assets of the Trust, is fairly stated, in all material respects, based on the criteria established in the COSO report.

/s/ Deloitte & Touche LLP

February 7, 2003


Phoenix, Arizona

MANAGEMENT'S REPORT ON INTERNAL CONTROL RELATED TO SERVICING PROCEDURES

The management of Dillard National Bank (wholly-owned subsidiary of Dillard Investment Co., Inc. (wholly-owned subsidiary of Dillard's, Inc.))
(the "Company") is responsible for establishing and maintaining effective internal control over the servicing and financial reporting procedures provided by the Company, as Servicer, to The Dillard Master Credit Card Trust I (the "Trust"), under the terms of the Pooling and Servicing Agreement dated as of August 1, 1998, as amended (the "Agreement").

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to the servicing and financial reporting procedures provided by the Company to the Trust. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management's assessment of its internal control is based on criteria for effective internal control described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that the Company maintained effective internal control over the servicing and financial reporting procedures provided to the Trust under the terms of the Agreement as of December 31, 2002.



By: /s/ Charles O. Unfried
Name: Charles O. Unfried
Title: CEO


Date:  February 7, 2003